Exhibit 99.(a)(19)

MEDIA RELEASE

GOLD FIELDS SHAREHOLDERS DO NOT
APPROVE IAMGold TRANSACTION

Johannesburg, 7 December 2004. The Board of Directors of Gold Fields Limited (GFI: NYSE and JSE) today announced that the proposed reverse takeover of IAMGold Corporation (“the transaction”) has not received the required majority approval by its shareholders. The proposed transaction will therefore not be completed.

The breakdown of the vote is as follows:
shares voted in favour 170,617,459 (48.23% of total)
shares voted against – 181,955,004 (51.44% of total)
abstentions – 1,154,283 (0.33% of total)

Gold Fields Chief Executive Officer Ian Cockerill said, “This is a disappointing result, but we respect the decision of our shareholders. Gold Fields has outstanding assets and people, very profitable operations and a strong balance sheet. As we have stated before, we have a number of strategic options open to us. The key elements of our strategy for aggressive earnings growth are those we announced in May 2004:

•	continued organic growth of our existing assets, including through continual improvements of our operational efficiency;

•	acquisitions to diversify geographic, technical and currency risk and to grow our international portfolio by 1.5 million ounces per year within five years; and

•	exploration for new, high value opportunities in current and new territories.

The Board will be meeting over the next few days to consider our options. We will provide the market with an update on our strategic plans aimed at maximising the value of your company.”

2/......

Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 644-2400
Dir +27 11 644-2460
Fa +27 11 484-0639
www.goldfields.co.za

Enquires

South Africa

Willie Jacobsz
Tel +27 11 644-2460
Fa +27 11 484-0639

North America

Cheryl A Martin
Tel +1 303 796-8683
Fa +1 303 796-8293

Directors: C M T Thompson* (Chairman), A J Wright (Deputy Chairman), I D Cockerill† (Chief Executive Officer), K Ansah#, G J Gerwel, N J Holland† (Chief Financial Officer), J M McMahon†, G R Parker‡, R L Pennant-Rea†, P J Ryan, T M G Sexwale, B R van Rooyen, C I von Christierson
*Canadian, †British, ‡American, #Ghanaian.
Corporate Secretary: C Farrel

He concluded, “Whilst we were unable to convince a suitable number of shareholders to vote this transaction through, we respect the outcome and will continue to press on and do what we have demonstrated so well these past few years, and that is add value by running good quality mines in a safe, efficient and profitable manner. And we would urge you to continue to resist tendering your shares to any subsequent Harmony offer. Today’s vote against IAMGold is not a vote for the Harmony offer.”

ends

Important Information:

In the United States, Gold Fields Limited (“Gold Fields”) has filed a Solicitation/Recommendation Statement with the Securities and Exchange Commission (the “SEC”) on Schedule 14D-9 and holders of the Gold Fields Ordinary Shares and American Depositary Shares are advised to read it as it contains important information. Copies of the Schedule 14D-9 and other related documents filed by Gold Fields are available free of charge on the SEC’s website at http://www.sec.gov. Any documents filed by Harmony Gold Mining Company Limited, including any registration statement on Form F-4 (including any prospectus contained therein) and related exchange offer materials as well as its Tender Offer Statement on Schedule TO, will also be available free of charge on the SEC’s website.

The directors of Gold Fields accept responsibility for the information contained in this document. To the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

Copies of this document are not being made available, and must not be mailed, forwarded, transmitted or otherwise distributed or sent in or into Australia, Canada, Japan, the Republic of Ireland or any other jurisdiction in which it is illegal to make this document available and persons receiving this document (including custodians, nominees and trustees) must not distribute, forward, mail, transmit or send it in or into or from Australia, Canada, Japan, the Republic of Ireland or any such other jurisdiction.